                      SECURITIES AND EXCHANGE COMMISSION
                           Washington,  D. C.  20549



                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                      For the year ended December 31, 2000


                             Commission File Number
                                    0-12490

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          ACR GROUP, INC. 401(K) PLAN


B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                                ACR GROUP, INC.
                        3200 WILCREST DRIVE, SUITE 440
                          HOUSTON, TEXAS  77042-6039

                          ACR Group, Inc. 401(k) Plan

                 Financial Statements and Supplemental Schedule

                          Year ended December 31, 2000




                                    CONTENTS

Report of Independent Auditors.............................................2

Financial Statements

Statements of Net Assets Available for Benefits............................5
Statement of Changes in Net Assets Available for Benefits..................6
Notes to Financial Statements..............................................7

Supplemental Schedule

Schedule H Line 4(i) - Schedule of Assets (Held At End of Year)...........13

Signatures................................................................14

Exhibit

Consent of Independent Auditors...........................................15

                         Report of Independent Auditors

Plan Administrator
ACR Group, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of ACR Group, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by A.G. Edwards Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the investment information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31,

2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                               /s/ Ernst & Young LLP


Houston, Texas
May 17, 2001

                          ACR Group, Inc. 401(k) Plan

                Statements of Net Assets Available for Benefits

                                                          DECEMBER 31
                                                       2000         1999
                                                 ---------------------------
ASSETS
Cash                                               $         -   $       380
Receivables:
 Employer contributions                                 17,367        12,319
 Participant contributions                              41,989        37,971
 Sales pending                                          43,693             -
 Accrued income                                          1,557         1,983
                                                 ----------------------------

Total receivables                                      104,606        52,273
Investments                                          2,855,226     2,996,751
                                                 ----------------------------
Net assets available for benefits                  $ 2,959,832   $ 3,049,404
                                                 ============================



See accompanying notes.

                          ACR Group, Inc. 401(k) Plan

               Statement of Changes in Net Assets Available for
                                   Benefits


                          Year ended December 31, 2000

Additions:
 Employer contributions                                           $   216,104
 Participant contributions                                            575,262
 Participant rollovers                                                  8,855
 Investment income                                                     38,852
                                                                 -------------
Total additions                                                       839,073
                                                                 -------------

Deductions:
 Benefits paid to participants                                        355,467
 Net depreciation in fair value of investments                        566,626
 Administrative expenses                                                6,552
                                                                 -------------
Total deductions                                                      928,645
                                                                 -------------


Net decrease                                                          (89,572)

Net assets available for benefits at:
 Beginning of year                                                  3,049,404
                                                                 -------------
 End of year                                                      $ 2,959,832
                                                                 =============



See accompanying notes.

                          ACR Group, Inc. 401(k) Plan

                         Notes to Financial Statements


                               December 31, 2000

1. DESCRIPTION OF PLAN

GENERAL

The ACR Group, Inc. 401(k) Plan (the "Plan") is a defined contribution profit sharing plan covering all eligible employees of ACR Group, Inc. and its participating employers (collectively, the "Company"). The Plan was adopted effective March 1, 1991 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, a copy of which is available from the Company.

ELIGIBILITY

Each salaried or hourly employee of the Company who has completed at least six months of service and is at least 19 years of age is eligible to participate in the Plan.

CONTRIBUTIONS

Participants may contribute, with certain limitations, up to 16% of their eligible annual compensation on a pretax basis. Qualified rollover contributions are also accepted by the Plan at the discretion of the Company.

Prior to October 1, 2000, the Company matched 50% of pretax contributions up to 6% of a participant's compensation. Effective October 1, 2000, the Company may determine annually what percent of the first 6% of a participant's pretax contributions will be matched. For the 2000 plan year, the Company elected to match 50% of 6% of a participant's compensation. Also, at its sole discretion, the Company may elect to make an additional contribution to the Plan from time to time. No additional contribution was made for 2000.

All participant contributions and employer matching contribution accounts are participant-directed.

                          ACR Group, Inc. 401(k) Plan

1. DESCRIPTION OF PLAN (CONTINUED)

ADMINISTRATIVE EXPENSES

Certain administrative expenses of the Plan are paid by the Company.

VESTING

Participants are immediately 100% vested in their contributions plus earnings thereon.

Vesting in the Company contributions portion of their account plus actual earnings thereon is based on years of credited service at 25% per year with 100% vesting after four years. Participants also become 100% vested upon death, disability, or the attainment of normal retirement age (65). Forfeitures of account balances by participants not fully vested are used to reduce future employer contributions.

BENEFIT PAYMENTS

To meet certain financial hardships as defined by the Internal Revenue Service ("IRS"), participants may make withdrawals from the portion of their accounts attributable to employee pretax contributions and the vested employer contributions. Distributions of a participant's accrued benefits are also made upon termination of employment, total and permanent disability, or death. Participants with $5,000 or less nonforfeitable interest in their accounts will receive a lump-sum distribution as soon as practicable after separation from service. Participants with more than $5,000 of nonforfeitable interest in their accounts may receive either annuity payments or a lump-sum distribution upon the participant's request, but no later than the participant's normal retirement age.

PLAN TERMINATION

Although there is no current intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

                          ACR Group, Inc. 401(k) Plan

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The mutual funds and common stock are stated at fair value based on quoted market prices obtained from national securities exchanges. The investment in the common collective trust fund is based on quoted market values of the fund's underlying investments as determined by the issuer. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

All investment information disclosed in the accompanying 1999 financial statements, including investments held at December 31, 1999, was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by A.G. Edwards Trust Company, the trustee.

                          ACR Group, Inc. 401(k) Plan

3. INVESTMENTS (CONTINUED)

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                            DECEMBER 31
                                                       2000               1999
                                                   -----------------------------

Evergreen Growth and Income Fund                       $        -       $728,345
Evergreen Fund Inc.                                             -        636,067
Evergreen Global Leader Fund                                    -        395,579
Evergreen Foundation Fund                                       -        330,373
Evergreen Money Market Fund                                     -        262,250
Evergreen Strategic Income Fund                                 -        192,363
ACR Group, Inc. common stock                              205,834        451,774
Prime Obligations Fund                                  2,649,392              -

During 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Common stock                                                         $  316,011
Mutual funds                                                            250,615
                                                                    ------------
                                                                     $  566,626
                                                                    ============

4. INCOME TAX STATUS

Effective January 1, 1998, the Plan was completely restated as an A.G. Edwards
& Sons, Inc. standardized prototype. The prototype plan has received an opinion letter from the IRS dated April 21, 1995 stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code ("Code"). Any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. The Plan was amended and restated effective October 1, 2000. However, the Company believes that the Plan continues to operate in compliance with the Code and that the related trust is tax-exempt under Section 501(a) of the Code.

5. SUBSEQUENT EVENTS

Effective January 1, 2001, the Plan was amended and restated.

                          ACR Group, Inc. 401(k) Plan

5. SUBSEQUENT EVENTS (CONTINUED)

Effective January 1, 2001, the Plan's trustee and recordkeeper changed from A.G. Edwards Trust Company and Texas Pension Consultants to Allfirst Trust Company, N.A. and Hartford Life Insurance Company, respectively.

                             SUPPLEMENTAL SCHEDULE

                          ACR Group, Inc. 401(k) Plan

        Schedule H Line 4(i) - Schedule of Assets (Held At End of Year)

                               December 31, 2000

                          EIN: 74-2008473     PN: 001

   IDENTITY OF
 ISSUE, BORROWER
    LESSOR OR                  DESCRIPTION OF                     CURRENT
  SIMILAR PARTY                 INVESTMENT                         VALUE
--------------------------------------------------------------------------------

*ACR Group, Inc.            Common stock                        $   205,834
*A.G. Edwards Trust
 Company                    Prime Obligations Fund                2,649,392
                                                               -------------
                                                                $ 2,855,226
                                                               =============

*Party-in-interest

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            ACR Group, Inc. 401(k) Plan



Date:  June 28, 2001                        /s/ A. Stephen Trevino
                                            -----------------------
                                            Secretary